ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202

August 15, 2014

VIA EDGAR TRANSMISSION

Mr. John Grzeskiewicz, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	ETF Series Solutions (the “Trust”)
Falah Russell-IdealRatings U.S. Large Cap ETF
Post-Effective Amendment No. 12 to Registration Statement on Form N-1A
Registration Numbers 333-179562; 811-22668

Dear Mr. Grzeskiewicz:

This correspondence responds to comments we received from you on July 23, 2014 with respect to Post-Effective Amendment No. 12 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A and the Falah Russell-IdealRatings U.S. Large Cap ETF (the “Fund”).  For your convenience, your comments have been reproduced with responses following each comment.

In connection with this correspondence, the Trust, on behalf of the Fund, acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)
should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(3)	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PROSPECTUS

Comment 1.	Please confirm that any acquired fund fees and expenses are estimated to be no more than one basis point.

Response:	The Registrant so confirms.

Comment 2.
Please confirm whether the Fund is permitted to invest in debt securities or money market instruments.  If it may not invest in debt securities or money market instruments because of Shariah compliance, consider clarifying in the disclosure that the reason for not investing in interest bearing securities is because of Shariah compliance.

Response:
The Fund will not invest in interest-bearing debt or money market instruments because the use of such instruments is not part of the Fund’s principal or non-principal investment strategies. The Fund’s current disclosure states that “The Fund may also invest up to 20% of its total assets in cash and other investments, such as cash equivalents and shares of other investment companies, each of which will be compatible with Shariah principles. Uninvested monies will be held in non-interest bearing accounts.”

The Registrant  respectfully declines to add disclosure that the Fund does not invest in interest-bearing debt or money market instruments because such disclosure would constitute a “negative strategy,” which, pursuant to Instruction 3 of Item 9(b)(1) of Form N-1A, the Commission has determined is not an appropriate part of the Fund’s principal investment strategies disclosure.

Comment 3.
Under the section titled “Principal Investment Strategies—Russell-IdealRatings Islamic U.S. Large Cap Index”, the description of the index infers that companies are not excluded from the index so long as their revenue from Shariah-prohibited activities does not exceed 5%. Please confirm whether this “de minimis” test is permitted by Shariah law and if not, explain why it is still appropriate for the Fund to describe itself as Shariah compliant.

Response:
Islamic law, like the laws of many other religions, is subject to interpretation and different scholars may reach different conclusions regarding specific provisions.  The Registrant has been advised by the Shariah advisor for the Index that most Shariah scholars have agreed on a maximum of 5% for non-compliant revenue.

Comment 4.	Please disclose in the summary of the Fund’s principal investment strategies the entity or person responsible for screening the Index.

Response:	The relevant disclosure has been revised to note that the Index screening is overseen by IdealRatings, Inc.

Comment 5.	Please add risk disclosure stating that the companies meeting the Index’s criteria may underperform the broader market.

Response:
The “Passive Investment Risk” disclosure has been amended to add the following: “The securities meeting the Index criteria may underperform the full universe of large cap U.S. securities for short or long periods of time.”

Comment 6.	Please confirm that the payments to financial intermediaries disclosure per Item 8 of Form N-1A is not applicable for the Fund.

Response:	The Registrant so confirms.

Comment 7.
Please consider whether additional risk disclosure is appropriate with respect to the limitations of investing in a Shariah compliant fund, such as the inability to invest in interest-bearing securities or particular operational challenges.

Response:
The Registrant believes that the current disclosure, as amended as described in this letter, effectively describes the principal risks of investing in the Fund. Although certain industries and issuers are excluded from the Index due to the nature of their business, the Registrant expects that the Index and Fund will generally have well diversified exposure to companies across a number of industries and sectors. Additionally, because the Fund is intended to be a fully invested equity fund, the determination that the Fund will not invest in interest-bearing securities is not expected to have a material effect on the Fund’s performance. Furthermore, because the Shariah screening process takes place at the Index level, the Registrant does not believe that the Fund’s Shariah compliance presents any unique operational challenges for the Fund.

Comment 8.
With respect to the Shariah Advisor, please confirm whether determinations made by Sheikh Muhammad Ahmad Sultan are final, or whether the Fund may seek additional opinions. Additionally, please identify any particular branch of Islam or school of Islamic jurisprudence with which his practice is associated.

Response:
Sheikh Muhammad Ahmad Sultan is responsible for reviewing the Fund’s compliance with Shariah law on behalf of Shariyah Review Bureau W.L.L. (“SRB”), which serves as Shariah Advisor to the Fund’s sponsor. Sheikh Muhammad’s review of the Fund is based on the standards of the Account and Auditing Organization for Islamic Financial Institutions (AAOIFI).  As disclosed in the Prospectus, neither Sheikh Muhammad nor SRB make investment decisions, provide investment advice, or otherwise act in the capacity of an investment adviser to the Fund, nor are they involved in the maintenance of the Index. In the event that Sheikh Muhammad or SRB had concerns regarding certain actions by the Fund, the Fund’s adviser or sub-adviser would consider whether the Fund could address those concerns while continuing to operate in accordance with the Fund’s investment policies. If satisfying those concerns would require a change in the Fund’s investment policies, the Fund would either revise its investment policies (and applicable disclosures) or supplement its prospectus to remove references suggesting approval by Sheikh Muhammad or SRB.

Statement of Additional Information (“SAI”)

Comment 9.
Please confirm that nothing disclosed in the SAI is expected to materially affect the performance of the Fund or influence an investor’s decision whether to invest, and if not, please add such disclosure to the Prospectus.

Response:
The Registrant does not expect that anything disclosed in the SAI pursuant to Item 16 of Form N-1A, but not disclosed in the Prospectus, will materially affect the Fund’s performance or an investor’s investment decision.  The SAI, as required by Form N-1A, discloses information that the Commission, not the Registrant, has concluded is not necessary or appropriate in the public interest or for the protection of investors to be in the Prospectus.

*           *           *

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Secretary